Exhibit 99.4

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces the Launch of Esomeprazole

Magnesium Delayed-Release Capsules USP, 20 mg and 40 mg

Hyderabad, India, September 28, 2015

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched ESOMEPRAZOLE MAGNESIUM DELAYED-RELEASE CAPSULES USP, 20 mg and 40 mg, a therapeutic equivalent generic version of NEXIUM® (esomeprazole magnesium) Delayed-Release Capsules in the US market on September 25, 2015, following the approval by the United States Food & Drug Administration (USFDA).

The NEXIUM ®(esomeprazole magnesium) Delayed-Release Capsules brand and generic had U.S. sales of approximately $5.2 Billion MAT for the most recent twelve months ending in July 2015 according to IMS Health*.

Dr. Reddy’s ESOMEPRAZOLE MAGNESIUM DELAYED-RELEASE CAPSULES USP, 20 mg and 40 mg are available in bottle count size of 30.

NEXIUM ® is a registered trademark of ASTRAZENECA AB CORPORATION

*	IMS National Sales Perspectives: Retail and Non-Retail MAT July 2015

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.